GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of

Golden Goliath Resources Ltd.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Golden Goliath Resources Ltd., which comprise the consolidated balance sheets as at August 31, 2011 and 2010 and the consolidated statements of loss and comprehensive loss, cash flows, and shareholders’ equity for each of the years in the three-year period ended August 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Golden Goliath Resources Ltd. as at August 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2011 in accordance with Canadian generally accepted accounting principles.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Vancouver, Canada	“Morgan & Company”

December 14, 2011	Chartered Accountants

Tel: (604) 687 – 5841 Fax: (604) 687 – 0075 www.morgan-cas.com	MEMBER OF	P.O. Box 10007 Pacific Centre Suite 1488 – 700 West Georgia Street Vancouver, BC V7Y 1A1

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	AUGUST 31
	2011	2010

ASSETS

Current
Cash	$275,374	$246,644
Short term investments (Note 3)	2,461,232	1,650,000
Marketable securities (Note 4)	65,625	-
Accounts receivable (Note 5)	17,257	34,042
Due from related parties (Note 11)	90	21,108
Prepaid expenses	9,741	22,085
	2,829,319	1,973,879

VAT Recoverable	70,574	40,018
Exploration Advances	-	35,496
Mineral Property Acquisition Costs (Note 6)	334,773	334,773
Mineral Property Exploration Costs (Note 6)	8,646,694	7,754,997
Property and Equipment (Note 7)	141,248	93,064

	$12,022,608	$10,232,227

LIABILITIES

Current
Accounts payable and accrued liabilities	$115,927	$165,372
Employment Benefit Obligations	58,000	37,000
	173,927	202,372

SHAREHOLDERS’ EQUITY

Share Capital (Note 8)	24,848,652	21,928,143
Contributed Surplus (Note 8)	1,980,798	2,061,321
Accumulated Other Comprehensive Loss	(9,375)	-
Deficit	(14,971,394)	(13,959,609)
	11,848,681	10,029,855

	$12,022,608	$10,232,227

Approved on behalf of the Board of Directors:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

The accompanying notes are an integral part of these financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS

AND COMPREHENSIVE LOSS

 (Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2011	2010	2009
Expenses
Amortization	$26,054	$22,016	$23,800
Automobile	2,823	3,121	3,288
Consulting (Note 11(d))	191,928	164,615	68,346
Foreign exchange loss	22,130	14,584	36,485
Investor relations	38,242	46,972	34,050
Management fees (Note 11(a))	120,000	120,000	120,000
Office and general (Note 11(c))	111,504	74,159	61,417
Professional fees	64,958	73,550	72,433
Rent and utilities	44,595	56,666	59,013
Transfer agent and filing fees	16,747	34,758	15,043
Travel	34,314	17,308	43,260
Stock based compensation	-	492,137	57,507
Wages and benefits (Note 11(b))	293,195	231,240	189,846
Loss Before Other Income (Expense)	(966,490)	(1,351,126)	(784,488)

Other Income (Expense)
Gain on sale of equipment	-	-	2,302
Property option payments received	55,843	-	-
Write down of mineral property exploration costs	(118,769)	(74,298)	(1,435,660)
Sales taxes recovery	-	-	3,469
Interest income	17,631	12,440	18,194
Net Loss For The Year	(1,011,785)	(1,412,984)	(2,196,183)

Other Comprehensive Loss
Unrealized loss on marketable securities	(9,375)	-	-

Comprehensive Loss For The Year	$(1,021,160)	$(1,412,984)	$(2,196,183)

Loss Per Share – Basic and Diluted	$(0.01)	$(0.02)	$(0.04)

Weighted Average Number Of Shares Outstanding – Basic and diluted	85,749,549	72,302,874	60,934,037

The accompanying notes are an integral part of these financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

 (Expressed in Canadian Dollars)

	COMMON SHARES WITHOUT PAR VALUE
	SHARES	AMOUNT	CONTRIBUTED SURPLUS	DEFICIT	ACCUMULATED OTHER COMPREHENSIVE LOSS	SHAREHOLDERS’ EQUITY
Balance, August 31, 2008	60,934,037	$19,133,783	$1,511,677	$(10,350,442)	$-	$10,295,018
Stock options granted	-	-	57,507	-	-	57,507
Loss for the year	-	-	-	(2,196,183)	-	(2,196,183)
Balance, August 31, 2009	60,934,037	19,133,783	1,569,184	(12,546,625)	-	8,156,342
Shares issue for Private placement	19,721,466	2,958,220	-	-	-	2,958,220
Share issue cost	-	(279,524)	-	-	-	(279,524)
Fair value of agent’s warrants	-	115,664	-	-	-	115,664
Stock options granted	-	-	492,137	-	-	492,137
Loss for the year	-	-	-	(1,412,984)	-	(1,412,984)
Balance, August 31, 2010	80,655,503	21,928,143	2,061,321	(13,959,609)	-	10,029,855
Stock options exercised	675,000	118,500	-	-	-	118,500
Fair value of options allocated to shares on exercise	-	80,523	(80,523)	-	--	-
Warrants exercised	10,885,942	2,721,486	-	-	-	2,721,486
Other comprehensive loss	-	-	-	-	(9,375)	(9,375)
Loss for the year	-	-	-	(1,011,785)	-	(1,011,785)
Balance, August 31, 2011	92,216,445	$24,848,652	$1,980,798	$(14,971,394)	$(9,375)	$11,848,681

The accompanying notes are an integral part of these financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2011	2010	2009

Cash Provided By (Used For)

Operating Activities
Net loss for the year	$(1,011,785)	$(1,412,984)	$(2,196,183)
Items not affecting cash:
Amortization	26,054	22,016	23,800
Gain on sale of equipment	-	-	(2,302)
Stock based compensation	-	492,137	57,507
Unrealized foreign exchange loss	-	-	(2,036)
Write down of mineral property exploration costs	118,769	74,298	1,435,660
Change in non-cash operating assets and liabilities:
Accounts receivable and VAT recoverable	(25,003)	90,267	12,849
Due from related parties	21,018	(21,108)	-
Prepaid expenses	12,344	(8,936)	13,341
Accounts payable and accrued liabilities	(48,450)	43,226	(43,760)
Employment benefit obligations	21,000	11,000	(20,000)
	(886,053)	(710,084)	(721,124)
Investing Activities
Exploration advances	-	(35,496)	-
Expenditures on mineral properties	(1,100,965)	(716,037)	(1,365,900)
Purchase of short term investments	(3,800,000)	(2,500,000)	-
Proceeds from redemption of short term investments	3,000,000	1,255,000	2,153,945
Purchase of property and equipment	(74,238)	(10,880)	(22,247)
Mineral property option payments received	50,000	-	-
Proceeds from sale of equipment	-	-	5,276
	(1,925,203)	(2,007,413)	771,074
Financing Activities
Share issuances for cash	2,839,986	2,958,220	-
Share issue costs	-	(163,860)	-
	2,839,986	2,794,360	-

Increase In Cash	28,730	76,863	49,950

Cash, Beginning of Year	246,644	169,781	119,831

Cash, End Of Year	$275,374	$246,644	$169,781

Supplementary Cash Flow Disclosure And Non-Cash Investing and Financing Activities:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Shares received for mineral property interest	$75,000	$-	$-
Warrants issued for agent’s commission	$-	$115,664	$-

The accompanying notes are an integral part of these financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Golden Goliath Resources Ltd. (the “Company”) is incorporated under the Business Corporations Act of British Columbia.  The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the symbol “GNG”.

The Company is in the process of exploring and developing its Mexican resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.  Managements’ plan in this regard is to secure additional funds through future equity financings, which either may not be available or may not be available on reasonable terms.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. Management is confident that the outcome of these matters will be positive. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as prescribed by The Canadian Institute of Chartered Accountants (“CICA”) and are stated in Canadian dollars unless otherwise noted.

a)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. (inactive) of British Columbia. Significant inter-company balances and transactions have been eliminated on consolidation.

b)

Variable Interest Entities

The CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”).  A VIE is an entity in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  The Company has determined that it does not have a primary beneficiary interest in a VIE.

c)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

Significant areas requiring the use of management estimates relate to the identification and capitalization of exploration costs, determination of impairment in the carrying values for long-lived assets, the existence of contingent assets and liabilities, amounts recorded for related party transactions and balances, asset retirement obligations and stock-based compensation valuations.  Management reviews significant estimates on a periodic basis and, when changes in estimates are necessary, makes adjustments prospectively.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

d)

Financial Instruments

The Company follows CICA Handbook Sections 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation, and Section 3865, “Hedges”.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Sections 3862 and 3863 establish standards for disclosure and presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them (Note 9).  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item. The Company does not have any hedge transactions.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company has made the following designations of its financial instruments:  cash and short-term investments as held-for-trading; marketable securities as available for sale (Level 1); accounts receivable, amounts due from related parties and exploration advances as loans and receivables and accounts payable and accrued liabilities and employee benefits obligations as other financial liabilities.  The carrying values of the Company’s financial investments, other than its available for sale securities, were a reasonable approximation of fair value.  The Company has determined that no adjustments are currently required for transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.

Disclosures about the inputs to financial instrument fair value measurements are made within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)

Foreign Currency Translation

The Company’s reporting currency is the Canadian dollar.  Transactions in United States (“US”) and Mexican (“MXN”) foreign currencies have been translated into Canadian dollars using the temporal method as follows:

i)

Monetary items at the rate prevailing at the balance sheet date;

ii)

Non-monetary items at the historical exchange rate;

iii)

Revenues and expenses at the average rate in effect during the applicable accounting period; and

iv)

Gains or losses arising on foreign currency translation are included in the statements of loss and deficit.

f)

Cash and Cash Equivalents

Cash includes cash on hand, cash held in trust and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant risk of change and have maturities of three month or less from the date of acquisition, held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.

g)

Mineral Property Costs

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred and capitalized until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned. Amounts shown for the mineral property acquisition exploration costs represent costs incurred and are not intended to reflect present or future values. Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge that changes in future conditions could require a material change in the recorded amounts.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of permits and the potential for problems arising from government conveyance accuracy, prior unregistered agreements or transfers, indigenous land claims, confirmation of physical boundaries, and title may be affected by undetected defects.  The Company does not carry title insurance.  The Company has evaluated title to all of its mineral properties and believes, to the best of its knowledge, that evidence of title is adequate and acceptable given the current stage of exploration.

h)

Equipment

Equipment is recorded at cost and amortized on a straight-line basis over their estimated useful lives at the following rates:

Equipment	10% - 30%
Vehicles	25%

i)

Employee Future Benefits

The Company is subject to Mexican statutory laws and regulations governing employee termination benefits and accrues for employee future benefits based on management’s estimates of the expected payments.

These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)     Employee Future Benefits (Continued)

Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

Employee future benefits are unfunded.

j)      Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows resulting from the use of an asset and its eventual disposition is less than its carrying amount.

A mining enterprise in the exploration stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions for impairment write-down. The conditions include significant unfavourable economic, legal, regulatory, environmental, political and other factors. In addition management’s development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired the capitalized costs is written down to the estimated recoverable amount.

k)

Asset Retirement Obligations

The Company applies CICA accounting standard 3110 – “Asset Retirement Obligations” to account for the obligations to reclaim and remediate the mineral properties.  Under the standard, the estimated fair value of the legal obligations are recognized in the period incurred, at the net present value of the cash flows required to settle the future obligations. A corresponding amount is capitalized to the related asset.  Asset retirement obligations are subject to accretion over time for increases in the fair value of the liabilities.

As of August 31, 2011, the Company had determined that there were no significant legal obligations for reclamation and remediation costs.  The Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates.  Changes in estimates are accounted for prospectively from the period estimates are revised.

l)

Share Capital

i)

Non-monetary consideration – The fair value of the shares issued is based on the trading price of those shares on the TSX.V on the grant date determined by the Board of Directors. Agent’s warrants, stock options and other equity instruments issued in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. Proceeds from unit placements are allocated between shares and warrants using the residual method.

ii)

Stock based compensation – Compensatory stock option transactions with directors, officers, employees and outside consultants are charged to operations or capitalized to mineral properties with an offsetting credit to contributed surplus. Stock options which vest immediately are recorded at the date of grant. Stock options issued to directors, officers and employees that vest over time are valued at the grant date and recorded using the straight line method over the vesting period. Stock options issued to consultants that vest over time are valued at each vesting date as services are rendered. Consideration received on the exercise of stock options together with the related portion previously recorded in contributed surplus is credited to share capital.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)

Share Capital (Continued)

iii)

Share issuance costs – Costs directly identifiable with the raising of share capital financing are charged against share capital.  Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets.  Share issuance costs related to uncompleted share subscriptions are charged to operations.

(m)

Earnings (Loss) Per Share

Earnings (loss) per share are calculated based on the weighted average number of shares outstanding. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and other similar instruments. Under this method, the dilutive effect on earnings per share is calculated to reflect the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Basic and diluted losses per share are equal as the assumed conversion of outstanding options and warrants would be anti-dilutive.

n)

Income Taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Valuation allowances are provided when unrecognized net future income tax assets are not more likely than not to be realized.

o)

Future Accounting Pronouncements Not Yet Adopted

i)   Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Handbook Section 1600, Consolidated Financial Statements.  These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  Handbook Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement.  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interests to be presented as a separate component of shareholders’ equity.

Under Handbook Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

o)

Future Accounting Pronouncements Not Yet Adopted (Continued)

ii)   Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to International Financial Reporting Standards (“IFRS”) 3R, Business Combinations (January 2008).  The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.  The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.  Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.  Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

These sections apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Earlier adoption is permitted.  This new section will only have an impact on consolidated financial statements for future acquisitions that may be made in periods subsequent to the date of adoption.

iii)

International Financial Reporting Standards (“IFRS”)

Canada’s Accounting Standards Board ratified a plan that will result in Canadian GAAP being converged with International Financial Reporting Standards (“IFRS”) by 2011.  Management has performed a preliminary analysis and highlighted areas where its current Canadian accounting practices differ from IFRS.  No significant impact to the Company’s financial statements is expected.

p)

Comparative Figures

Certain of the prior year’s comparative figures have been reclassified to conform to the current year’s presentation.

3.

SHORT-TERM INVESTMENTS

As at August 31, 2011, short–term investments in the amount of $2,461,232 (2010 - $1,650,000) were comprised of investments in Canadian guaranteed investment certificates maturing $1,850,000 on April 4, 2012 and $600,000 on May 14, 2012 with accrued interest of $11,232 and effective interest rates of 1.2% (2010 – 0.8%).

4.

MARKETABLE SECURITIES

Available for sale securities consist of 375,000 common shares of Comstock Metals Ltd., a publicly traded company, with a fair value of $65,625.

Available-for-sale securities are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the investment is derecognized or impaired at which time the gain (loss) would be recorded in net income.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

5.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2011	2010

Sales taxes recoverable	$ 16,183	$ 13,248
Interest receivable	-	6,582
Other receivable	1,074	14,212
	$ 17,257	$ 34,042

6.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

Detailed exploration expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 16. Property payments made on the Company’s mineral property interests during the years ended August 31, 2011, 2010 and 2009 are included in the property descriptions below.

San Timoteo, Oro Leon, Nueva Union, La Reforma	$69,257
Oteros, La Esperanza, La Hermosa	-
Bufalo, La Barranca	-
Los Hilos, Las Bolas, El Manto, Don Lazaro, La Verde	187,123
Nopalera, Flor de Trigo	78,393
Corona, Beck, El Chamizal, El Canario, La Cruz	-
Las Trojas, La Gloria, Todos los Santos, Los Cantiles	-
$334,773

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

In April 2007, the Company signed an agreement to acquire the Todos los Santos 50 hectare mining concession for approximately $25,000. As of August 31, 2011 the Company had paid $9,754 to bring the property into good standing with the Mexican authorities, a total of $15,000 to complete the acquisition and incurred $7,921 in expenditures on the property.

In May 2007 and amended April 2011, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 400,000 (150,000 shares received) and 150,000 (25,000 shares received) shares respectively to the Company over a period of two years. In order to keep the option in good standing, the optionee must also pay $50,000 (received) and issue 200,000 shares to the company (received).

During the year ended August 31, 2011, $118,769 (2010 - $74,298; 2009 - $1,435,660) in deferred expenditures related to certain mineral claims were written off.  While the Company will continue to hold these claims, management currently do not view them as priorities and intends to conduct limited exploration activities on these claims in the next year.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

7.     PROPERTY AND EQUIPMENT

	2011
		ACCUMULATED
	COST	AMORTIZATION	NET

Equipment	$146,041	54,823	91,218
Vehicles	101,610	70,497	31,113
Land	18,917	-	18,917
	$266,568	125,320	141,248

	2010
		ACCUMULATED
	COST	AMORTIZATION	NET

Equipment	$81,996	42,187	39,809
Vehicles	91,416	57,078	34,338
Land	18,917	-	18,917

	$192,329	99,265	93,064

8.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

As at August 31, 2011, the Company had 92,216,445 (2010 – 80,655,503) common shares issued and fully paid.

During the year ended August 31, 2010, the Company completed:

a)  a non-brokered private placement of 12,641,466 units at a price of $0.15 per unit. Each unit consisted of one share and one half of one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.25 for each warrant.

Once resale restrictions on the shares expire and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. The Company’s agents received a commission of $112,500 in cash and 742,000 agent’s warrants exercisable at $0.25 per share for two years valued at $78,994 (risk-free interest rate of 2.24%, dividend yield of Nil, volatility factor of 130.38%, an expected life of 2 years).

b)  a non-brokered private placement of 7,080,000 units at a price of $0.15 per unit. Each unit consisted of one share and one half of one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.25 for each warrant.

Once resale restrictions on the shares expire and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice. The Company’s agents received a commission of $51,360 in cash and 342,400 agent’s warrants exercisable at $0.25 per share for two years valued at $36,670 (risk-free interest rate of 2.24%, dividend yield of Nil, volatility factor of 131.22%, an expected life of 2 years).

Warrants

As at August 31, 2011, there were NIL (2010 – 10,945,133) share purchase warrants outstanding.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (Continued)

Warrants (Continued)

A summary of changes in share purchase warrants is presented below:

	NUMBER OF	EXERCISE
	WARRANTS	PRICE
Outstanding and exercisable at August 31, 2009	-	-
Warrants granted	10,945,133	$0.25
Outstanding and exercisable at August 31, 2010	10,945,133	$0.25
Warrants exercised	(10,885,942)	$0.25
Warrants expired	(59,191)	$0.25
Outstanding and exercisable at August 31, 2011	-	-

Stock Options

During the year ended on August 31, 2011, no stock options were granted to directors and employees of the Company.

On May 7, 2010, the Company granted 2,325,000 incentive stock options to directors and employees of the Company and 375,000 incentive stock options to consultants of the Company, at a price of $0.25 per share, exercisable for a period of five years.

In December 2008, the Company granted 925,000 incentive stock options to directors and employees of the Company, at a price of $0.10 per share, exercisable for a period of five years.

On April 24, 2009, the Company granted 225,000 incentive stock options to Consultants of the Company, 75,000 at a price of $0.10 per share and 150,000 at a price of $0.12 per share, exercisable for a period of five years.

Stock based compensation on options granted during the year ended August 31, 2010 amounted to $492,137 (2009 - $57,507). The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.55%  (2009 – 1.60%) dividend yield of nil, volatility factor of 103% (2009 – 107%), and a weighted average expected life of the options of 5 years.

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2009	5,470,000	$ 0.31
Expired	(515,000)	0.30
Granted	2,700,000	0.25
Cancelled	(230,000)	0.35
Balance, August 31, 2010	7,425,000	$ 0.29
Expired	(2,050,000)	0.36
Exercised	(675,000)	0.18
Balance, August 31, 2011	4,700,000	$ 0.27

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (Continued)

Stock Options (Continued)

The following summarizes information about stock options outstanding at August 31, 2011:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	WEIGHTED			WEIGHTED
	AVERAGE	WEIGHTED		AVERAGE	WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	REMAINING	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	CONTRACTUAL	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	LIFE	PRICE

4,700,000	2.63 years	$ 0.27	4,700,000	2.63 years	$ 0.27

9.

FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party.  A financial asset is any asset that is i) cash; ii) a contractual right to receive cash or another financial asset from another party; iii) a contractual right to exchange financial instruments with another party under conditions that are potentially favourable to the entity; or iv) an equity instrument of another entity.  A financial liability is any liability that is a contractual obligation to i) deliver cash or another financial asset to another party; or ii) exchange financial instruments with another party under conditions that are potentially unfavourable to the entity.  An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board of Directors approves and monitors the risk management process.  The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is primarily exposed to credit risk on its bank accounts.  Credit risk exposure is limited by placing its cash with high-credit quality financial institutions in Canada.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash.  The Company believes that these sources will be sufficient to cover the expected short and long term cash requirements.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

Foreign Currency Risk

The Company has operations in Canada and Mexico subject to foreign currency fluctuations.  The Company’s operating expenses are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the Canadian dollar in relation to the Mexican peso will have an impact upon the results of operations of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

9.

FINANCIAL INSTRUMENTS (Continued)

       Foreign Currency Risk (continued)

Financial assets and liabilities denominated in currencies other than the Canadian dollar were as follows:

AUGUST 31, 2011
	Financial	Financial
	Assets	Liabilities

Mexican Peso	$ 129,865	$ 114,233

Based on the above net exposures at August 31, 2011, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian Dollar against the Mexican Peso would have resulted in an increase/decrease of $1,500 in the Company’s loss from operations.

Interest Rate Risk

As at August 31, 2011, the Company has no significant exposure to interest rate risk through its financial instruments.

10.

CAPITAL DISCLOSURES

The Company was formed for the purpose of acquiring exploration and development stage natural resource properties.  The directors determine the Company’s capital structure and make adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties.  The directors have not established quantitative return on capital criteria for capital management.

The Company is dependent upon external financing to fund future exploration programs and its administrative costs. The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

The directors review the Company’s capital management approach on an ongoing basis and believe that this approach, given the relative size of the Company, is reasonable. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern.

The Company considers the items included on the balance sheet in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.  The Company is not subject to externally imposed capital requirements.

11.    RELATED PARTY TRANSACTIONS

a)

During the year ended August 31, 2011, the Company paid $120,000 (2010 and 2009 - $120,000) as management fees for geological and management services to a company controlled by a director.

b)

During the year ended August 31, 2011, the Company paid $41,188 (2010 - $40,993, 2009 - $44,020) in wages and benefits to a director.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

11.    RELATED PARTY TRANSACTIONS

c)

During the year ended August 31, 2011, the Company paid $42,579 (2010 - $47,689, 2009 - $53,330) in respect of corporate office and administration and other costs to a management company controlled by a director of the Company.

d)

During the year ended August 31, 2011, the Company paid $60,000 (2010 and 2009 - $60,000) in consulting fees to a director of the Company.

e)

Due from related parties consist of $90 (2010 - $21,108, 2009 - $Nil) due from companies controlled by a director. Accounts receivable include $86 (2010 - $575) due from a director. Accounts payable and accrued liabilities include $4,084 (2010 - $Nil) due to a director and officer.

12.  INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and Mexico.  The consolidated provision for income taxes varies from the amount that would be computed from applying the combined statutory income tax rates to the net loss before taxes were approximately as follows:

	2011	2010

Combined statutory tax rate	27%	29%

Expected income tax recovery	$ (273,000)	$(410,000)
Non-deductible differences	-	143,000
Future Income tax expense resulting from change in tax rate	68,000	(141,000)
Effect of changes in tax rate	(13,000)	(3,000)
Tax benefits not recognized	218,000	411,000
Income tax provision	$ -	$-

The significant components of the Company’s future income tax assets were approximately as follows:

	2011	2010

Capital assets	$ 27,000	$19,000
Mineral properties	642,000	770,000
Losses available for future periods	2,597,000	2,440,000
Share issue costs	25,000	39,000
Valuation allowance	(3,291,000)	(3,268,000)
Net future income tax asset	$ -	$-

The Company has Canadian and Mexican non-capital losses of approximately $9,921,000 which may be carried forward and applied against taxable income in future years.  These losses expire as follows:

CANADA		MEXICO

2014	$354,000	2012	$1,030,000
2015	362,000	2013	1,074,000
2026	404,000	2014	424,000
2027	535,000	2015	124,000
2028	530,000	2016	219,000
2029	515,000	2017	1,512,000
2030	667,000	2018	192,000
2031	610,000	2019	215,000
		2020	241,000
		2021	313,000

	$3,977,000		$5,344,000

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

13.    SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

August 31, 2011

Current assets	$2,774,028	$55,291	$2,829,319
Equipment	$64,236	$77,012	$141,248
Mineral property costs	$-	$8,981,467	$8,981,467
Total assets	$2,838,264	$9,184,344	$12,022,608
Interest income	$17,625	$6	$17,631
Net loss	$562,286	$449,499	$1,011,785

August 31, 2010

Current assets	$1,942,553	$31,326	$1,973,879
Equipment	$10,656	$82,407	$93,064
Exploration advances	$-	$35,496	$35,496
Mineral property costs	$-	$8,089,770	$8,089,770
Total assets	$1,953,210	$8,279,017	$10,232,227
Interest income	$12,440	$-	$12,440
Net loss	$1,077,853	$323,756	$1,412,984

14.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) that differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  The major differences between Canadian and US GAAP, which affects the Company’s financial statements, are described below and the effect on the financial statements is summarized as follows:

CONSOLIDATED BALANCE SHEETS

	2011	2010	2009
		(restated – Note 14a)	(restated – Note 14a)
ASSETS
Total Assets, Canadian GAAP	$12,022,608	$10,232,227	$8,222,221

Deferred Mineral Property Exploration Costs	(8,646,694)	(7,754,997)	(7,007,530)

Total Assets, US GAAP	$3,375,914	$2,477,230	$1,214,691

LIABILITIES
Total Liabilities, Canadian and US GAAP	$173,927	$202,372	$65,879

SHAREHOLDERS’ EQUITY
Share Capital and Contributed Surplus, Canadian and US GAAP	$26,829,450	$23,989,464	$20,702,967
Deficit and Accumulated Other Comprehensive Income, US GAAP	(23,627,463)	(21,714,606)	(19,554,155)

Shareholders’ Equity, US GAAP	$3,201,987	$2,274,858	$1,148,812
	$3,375,914	$2,477,230	$1,214,691

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

14.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

CONSOLIDATED STATEMENTS OF LOSS

	2011	2010	2009
		(restated -Note 14a)	(restated – Note 14a)

Loss for the year under Canadian GAAP	$(1,011,785)	$(1,412,984)	$(2,196,183)
Mineral exploration expenditures	(1,010,466)	(821,765)	(993,581)
Write down of mineral property exploration costs	118,769	74,298	1,435,660

Loss under US GAAP	(1,903,482)	(2,160,451)	(1,754,104)

Weighted average number of common shares outstanding under US GAAP	85,749,549	72,302,874	60,934,037

Loss per share under US GAAP	$(0.02)	$(0.03)	$(0.03)

       CONSOLIDATED STATEMENTS OF CASH FLOWS

	2011	2010	2009
		(restated – Note 14a)	(restated – Note 14a)

Cash flows used in operating activities
Under Canadian GAAP	$(886,053)	$(710,084)	$(721,124)
Mineral exploration expenditures	(1,100,965)	(739,498)	(1,365,900)
Cash used for operating activities under US GAAP	$(1,987 ,018)	$(1,449,582)	$(2,087,024)

Cash flows from financing activities
Under Canadian and US GAAP	$2,839,986	$2,794,360	$-

Cash flows (used in) from investing activities
Under Canadian GAAP	$(1,925,203)	$(2,077,413)	$771,074
Mineral exploration expenditures	1,100,965	739,498	1,365,900
Cash (used in) from investing activities under US GAAP	$(824,238)	$(1,337,915)	$2,136,974

a)

Acquisition of Mineral Properties and Capitalized Exploration Costs

Under Canadian GAAP both acquisition and exploration expenditures are capitalized. Under US GAAP in accordance with Emerging Issues Task Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”, mineral property acquisition costs are capitalized and mineral property exploration expenditures are expensed for periods ending after April 1, 2004. For US GAAP, the Company has expensed all mineral property exploration expenditures.  The accounts for 2010 and 2009 have been restated for acquisition costs of $334,773 previously reported as a difference between Canadian and US GAAP.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

14.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

b)

Cumulative Since Inception Disclosure

The Company is not required and has opted to not report such information for Canadian reporting and for US GAAP purposes; the Company is considered an exploration stage company.  Statement of Financial Accounting Standards No. 7 – “Accounting and Reporting by Development Stage Enterprises” requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flow plus annual summaries of each component of shareholders’ equity since inception.  Under Canadian GAAP, Accounting Guideline “AcG 11 – Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants, does not require reporting of this information.  Had the consolidated financial statements been prepared in accordance with US GAAP such information would have been disclosed.

c)

Recent United States Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued new accounting standards related to its accounting standards codification of the hierarchy of generally accepted accounting principles. The new standard is the sole source of authoritative generally accepted accounting principles of the United States (“U.S. GAAP”) to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification superseded non-SEC accounting and reporting standards. All accounting literature that is not in the Codification, not issued by the SEC and not otherwise grandfathered is non-authoritative. The new standard is effective for the Company’s interim quarterly period beginning September 1, 2009.

In June 2009, the FASB issued new accounting standards to address the elimination of the concept of a qualifying special purpose entity which also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, this standard provides more timely and useful information about an enterprise’s involvement with a variable interest entity. The standard will become effective in the first quarter of the Company’s fiscal 2010. We are currently evaluating the impact of this standard on our consolidated financial statements.

In May 2009, FASB issued new accounting standards on subsequent events that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it provides (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new standard is effective for interim or annual periods ending after June 15, 2009.  The Company has evaluated all subsequent events through December 22, 2009. The adoption of this standard did not have a material effect on the Company’s financial statements.

In January 2010, FASB issued an amendment that requires new disclosures for fair value measurements made within fair value measurement hierarchy and provides clarification of existing disclosure requirements.  This update requires (a) an entity to dispose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for transfers; and (b) information about purchases, sales, issuance and settlements to be presented separately (that is on a gross basis rather than net) in the reconciliation of fair value measurement using significant unobservable inputs (Level 3 inputs).  This update clarifies existing disclosure requirements for the level of disaggregation of classes of assets and liabilities measured at fair value, and it requires disclosure about inputs and valuation techniques used to measure fair value for both recurring fair value measurement using Level 2 and Level 3 inputs.  This application of this standard had no impact on the Company’s financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

14.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

c)

Recent United States Accounting Pronouncements (Continued)

In July 2011, FASB issued amendments to the reporting comprehensive income (loss) that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income (loss) or in two separate but consecutive statements.  In the two-statement approach, the first statement should present total net income (loss) and its components followed consecutively by a second statement that should present total other comprehensive income (loss), the components of the other comprehensive income (loss), and the total of comprehensive income (loss).  The amendments un this update should be applied retrospectively.  For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.  The Company adopted this accounting policy with no impact on its financial statements.

15.   SUBSEQUENT EVENTS

a)

The Company signed the final Earn-in and Shareholders Agreement with a Mexican subsidiary of Agnico-Eagle Mines Limited (“Agnico”) for the exploration and development of the Company’s Las Bolas/Los Hilos property.  Under the terms of the agreement, which is subject to conditions, including TSX-V approval, Agnico’s Mexican subsidiary has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico will have the right to earn an additional 20% interest by spending $4 million over another period of four years and completing a feasibility study or by spending $10 million over a longer period of eight years

b)

The Company signed an agreement for the sale of its interest in the Beck mining concession to a Mexican company for proceeds of US$50,000 and a 0.25% NSR on the mining concession.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars)

16.    MINERAL PROPERTY EXPLORATION EXPENSES

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazaro La Verde	Nopalera Flor de Trigo	Corona El Chamizal Beck El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Total

Balance, August 31, 2009	$3,679,972	$15,549	$39,982	$2,866,997	$277,671	$65,181	$62,178	$7,007,530

Incurred during the year
Assaying	--	--	--	132,869	504	--	--	133,373
Drilling	--	--	--	135,984	--	--	--	135,984
Geology and mapping	220	--	--	109,609	--	--	514	110,343
Property taxes and passage rights	12,928	2,506	20,380	3,156	7,146	10,876	1,839	58,831
Travel	12,318	--	--	13,459	850	1,586	825	29,038
Road construction and site preparation	3,637	--	--	53,902	9,456	--	--	66,995
Facilities and other	41,619	--	--	170,754	33,428	29,981	11,419	287,201
	70,722	2,506	20,380	619,733	51,384	42,443	14,597	821,765
Write down	--	(18,055)	--	(5,202)	--	--	(51,041)	(74,298)
Balance, August 31, 2010	3,750,694	--	60,362	3,481,528	329,055	107,624	25,734	7,754,997

Incurred during the year
Assaying	--	--	--	104,137	112,947	--	--	217,084
Drilling	--	--	--	266,099	--	--	--	266,099
Geology and mapping	652	--	--	17,907	28,781	--		47,340
Property taxes and passage rights	15,024	4,974	21,366	5,270	8,024	707	3,363	58,728
Travel	9,714	--	--	6,787	9,518	2,117	121	28,257
Road construction and site preparation	--	--	--	42,316	38,835	649	3,099	84,899
Facilities and other	40,750	--	--	123,781	158,697	35,676	18,445	377,349
Option payment received	--	--	--	--	--	(69,290)	--	(69,290)
	66,140	4,974	21,366	566,297	356,802	(30,141)	25,028	1,010,466
Write down	(82,279)	(4,974)	--	(15,913)	--	--	(15,603)	(118,769)
Balance, August 31, 2011	$3,734,555	$--	$81,728	$4,031,912	$685,857	$77,483	$35,159	$8,646,694